China Internet Nationwide Financial Services Inc. Releases Enterprise Edition of its Big Data Analysis and AI Report Services

BEIJING, September 27, 2018 - China Internet Nationwide Financial Services Inc. (NASDAQ: CIFS) (“CIFS” or the “Company”), a financial advisory services provider and financial technology company today announced that its wholly-owned subsidiary, Beijing Anytrust Science & Technology Co., Ltd released the AnyInfo Enterprise Edition of its big data analysis and A.I. report services, during its marketing event held on September 26, 2018 at the Grand Millennium Hotel, in Beijing. The event was attended by more than 300 business owners, industry leaders and sales agents.

Using big data, cloud computing, A.I., machine-learning, natural language processing, etc., the Enterprise Edition gathers, analyzes, categorizes a massive amount of financial and operational data, and provides users with comprehensive information for over 30 million enterprises.

The Enterprise Edition gives users with the ability to generate customized segment/industry and company profiles to explore new business opportunities, generate sales leads and identify potential risks. Users can research and obtain comprehensive information about their buyers/suppliers, business partners, target subjects, etc. and sign up to receive intelligent customized alerts.

Mr. Jianxin Lin, Chairman and Chief Executive Officer of CIFS, commented, “The Standardized Edition (launched in January 2018) which was offered free of charge, was just the initial step. The release of the Enterprise Edition which is now offered as a paid-for product to enterprises and financial institutions, marks an important milestone in our overall strategy to transform the Company from a traditional advisory services provider to a FinTech company. We have made significant investments in R&D and talent, and we expect our FinTech products to gradually become the catalyst for future growth.”

About China Internet Nationwide Financial Services Inc.

Incorporated in 2014, China Internet Nationwide Financial Services Inc. (NASDAQ: CIFS) commenced its business by providing financial advisory services to small and medium size companies (“SMEs”). The traditional business segments include commercial payment advisory, intermediary bank loan advisory and international corporate financing advisory services which help clients to meet their commercial payment and investment needs. In late 2017, the Company made a strategic decision to transition into a FinTech company by providing clients with creative financial services, FinTech products and industry solutions leveraging big data and AI, aiming to help clients to reduce financing costs, lower financing risks and improve operating efficiency. Currently its FinTech business includes three segments: Supply Chain Financing, Big Data Analysis & AI Reports, and Intelligent Investment Research. For more information, please visit its website www.cifsp.com.

For more information contact:

Investor Relations (China) China Internet Nationwide Financial Services, Inc. ir@cifsp.com +1 212 220-6998	Investor Relations Service (US) Lena Cati: ir.us@cifsp.com +1 212 836-9611

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.